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                                                                    EXHIBIT 20.1

                                         CONTACT:  Kenneth Kracmer
                                                   Public Relations
FOR IMMEDIATE RELEASE                              214/863-8400
December 17, 1997
                                                   Mary Bell
                                                   Investor Relations
                                                   214/863-8730

                         EXCEL COMMUNICATIONS ANNOUNCES
                          BURNS AND LUKEN RESIGNATION

     Dallas - Excel Communications, Inc. (NYSE: ECI) today announced the resignation of Donald A. Burns and Henry G. Luken III from its board of directors and the Company.

     Burns and Luken joined the Board earlier this year at the completion of Excel's merger with Telco Communications Group to facilitate the integration of the two operations. Both Burns and Luken had been with Telco since its formation in 1993, and although both individuals plan to pursue other interests, they will continue to work with Excel on a consulting basis.

     "Don and Henry have been an integral part of our operations during the past few months to insure a seamless transition," said John J. McLaine, Excel president and chief operating officer. "They have both made significant contributions to the Company in a relatively short period of time."

     Dallas-based Excel Communications, Inc. is the fifth largest long distance company in the United States. The Company offers its subscribers a variety of communications products and services which include residential service, commercial service, paging service, dial-around service and calling cards. Excel presubscribed residential and commercial services are marketed exclusively through a nationwide network of Independent Representatives. Excel markets its residential dial around products and services through Dial and Save(SM), Long Distance Wholesale Club(SM) and Telco Choice(SM) programs and markets its commercial products and services through 450 sales representatives located in 31 regional offices in 16 states. Excel has more than 3,000 employees who support the corporate, network management, billing, teleservices and marketing functions of the Company.